Exhibit 3.5

AMENDMENT TO
AMENDED AND RESTATED BY-LAWS
OF
BRC INC.
A DELAWARE PUBLIC BENEFIT CORPORATION

This Amendment (this “Amendment”) to the Amended and Restated By-Laws (the “By-Laws”) of BRC Inc., a Delaware public benefit corporation (the “Corporation”), is effective as of March 2, 2025 and is made pursuant to Article XII of the By-Laws and Article V of the Amended and Restated Certificate of Incorporation of the Corporation.

1.Section 1 of Article II of the By-Laws is hereby amended by deleting Section 1 of Article II of the By-Laws in its entirety and replacing it with the following:

“Section 1. The Board shall consist, subject to the Certificate of Incorporation and the Investor Rights Agreement, of such number of directors as shall from time to time be fixed exclusively by resolution adopted by the Board. Directors shall (except as hereinafter provided for the filling of vacancies and newly created directorships and except as otherwise expressly provided in the Certificate of Incorporation) be elected by the holders of a majority of the votes cast at an annual meeting of stockholders by holders of the Class A Common and Class B Common Stock, voting as a single class in accordance with the terms of the Certificate of Incorporation and the Investor Rights Agreement, as applicable. Except as otherwise provided herein, a majority of the total number of directors then in office shall constitute a quorum for the transaction of business. Except as otherwise provided by law, these By-Laws or the Certificate of Incorporation, the act of a majority of the directors present at any meeting at which there is a quorum shall be the act of the Board. Directors need not be stockholders.”

2.Except as set forth in this Amendment, no terms or conditions of the By-Laws have changed. In the event of inconsistencies between the terms of this Amendment and the By-Laws, the terms of this Amendment shall prevail.

By: /s/ Andrew McCormick
Name: Andrew McCormick
Title: General Counsel and Secretary (CLO)